# Origami Therapeutics, Inc.

Financial Statements as of and for the
Years Ended December 31, 2024 and 2023
(Unaudited)

**INDEX TO FINANCIAL STATEMENTS**
***(Unaudited)***

**Origami Therapeutics, Inc.**
**Balance Sheets *(Unaudited)***
***(in thousands, except share and per share data)***

| | December 31, | |
|---|---|---|
| | **2024** | **2023** |
| **ASSETS** | | |
| Current assets: | | |
| Cash | $ 35 | $ 86 |
| Other receivables | — | 43 |
| Prepaid expenses and other current assets | 27 | 10 |
| Total current assets | 62 | 139 |
| Property and equipment, net | 139 | 121 |
| Other assets | 21 | 20 |
| **Total assets** | $ 222 | $ 280 |
| **LIABILITIES, SAFE INVESTMENTS AND STOCKHOLDERS' DEFICIT** | | |
| Current liabilities: | | |
| Accounts payable | $ 66 | $ 36 |
| Accrued expenses and other current liabilities | 14 | 100 |
| Finance lease liability | 64 | 48 |
| Total current liabilities | 144 | 184 |
| Accrued expenses – related parties | 496 | 391 |
| Finance lease liability | 82 | 75 |
| Notes payable – related party | 1,490 | 838 |
| Total liabilities | 2,212 | 1,489 |
| Commitments and contingencies (Note 4) | | |
| Simple Agreement for Future Equity ("SAFE") investments; aggregate principal outstanding of \$4.7 million and \$4.2 million as of December 31, 2024 and 2023, respectively | 3,184 | 3,088 |
| Stockholders' deficit: | | |
| Common stock, par value \$0.0001; 5,000,000 shares authorized at December 31, 2024 and 2023; 4,430,757 and 4,431,495 shares issued and outstanding at December 31, 2024 and 2023, respectively | 1 | 1 |
| Additional paid-in capital | — | — |
| Accumulated deficit | (5,176) | (4,298) |
| Total stockholders' deficit | (5,175) | (4,297) |
| **Total liabilities, SAFE investments and stockholders' deficit** | $ 222 | $ 280 |

*The accompanying notes are an integral part of these financial statements.*

**Origami Therapeutics, Inc.**
**Statements of Operations *(Unaudited)***
***(in thousands)***

| | Years Ended December 31, | |
|---|---|---|
| | **2024** | **2023** |
| **Operating expenses**: | | |
| Research and development | $ 1,399 | $ 1,028 |
| General and administrative | 322 | 481 |
| Total operating expenses | 1,721 | 1,509 |
| Loss from operations | (1,721) | (1,509) |
| **Other income**: | | |
| Grant income | 545 | 65 |
| Change in fair value of SAFE investments | 354 | 343 |
| Interest expense – related party | (65) | (15) |
| Other income | 20 | — |
| Interest expense | (9) | (9) |
| Total other income | 845 | 384 |
| Loss before income taxes | (877) | (1,124) |
| Provision for income taxes | (1) | (1) |
| Net loss | $ (878) | $ (1,125) |

*The accompanying notes are an integral part of these financial statements.*

**Origami Therapeutics, Inc.**
**Statements of Stockholders' Deficit *(Unaudited)***
***(in thousands, except share data)***

| | Common Stock | | Additional Paid-In Capital | Accumulated Deficit | Total Stockholders' Deficit |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| **Balance - January 1, 2023** | 4,428,495 | $ 1 | $ — | $ (3,173) | $ (3,172) |
| Issuance of restricted stock awards | 3,000 | — | — | — | — |
| Net loss ................. | — | — | — | (1,125) | (1,125) |
| **Balance - December 31, 2023** | 4,431,495 | 1 | — | (4,298) | (4,297) |
| Return of unvested restricted stock due to terminations | (738) | — | — | — | — |
| Net loss .................. | — | — | — | (878) | (878) |
| **Balance - December 31, 2024** | 4,430,757 | $ 1 | $ — | $ (5,176) | $ (5,175) |

*The accompanying notes are an integral part of these financial statements.*

**Origami Therapeutics, Inc.**
**Statements of Cash Flows *(Unaudited)***
***(in thousands)***

| | Years Ended December 31, | |
| --- | --- | --- |
| | **2024** | **2023** |
| **Cash flows from operating activities:** | | |
| Net loss | $ (878) | $ (1,125) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Change in fair value of SAFE investments | (354) | (343) |
| Interest on notes payable – related parties | 65 | 15 |
| Depreciation expense | 62 | 53 |
| Interest on finance lease liabilities | 9 | 9 |
| Changes in operating assets and liabilities: | | |
| Other receivables | 43 | (43) |
| Prepaid expenses and other current assets | (16) | (3) |
| Other assets | (2) | — |
| Accounts payable | 30 | (5) |
| Accrued expenses and other current liabilities | (86) | 59 |
| Accrued expenses – related parties | 105 | 361 |
| Net cash used in operating activities | (1,021) | (1,023) |
| **Cash flows from investing activities:** | | |
| Purchases of property and equipment | — | (1) |
| Net cash used in investing activities | — | (1) |
| **Cash flows from financing activities:** | | |
| Proceeds from SAFE investments | 450 | 160 |
| Proceeds from notes payable – related party | 586 | 823 |
| Repayment of finance lease liabilities | (65) | (54) |
| Net cash provided by financing activities | 971 | 929 |
| Net decrease in cash | (50) | (95) |
| Cash at beginning of period | 85 | 180 |
| Cash at end of period | $ 35 | $ 85 |
| **Supplemental cash flow disclosures:** | | |
| Cash paid for income taxes | $ 1 | $ 1 |
| **Supplemental disclosures of noncash from financing activities:** | | |
| Fair value of SAFE investment liability ............................................... | $ 354 | $ 343 |

*The accompanying notes are an integral part of these financial statements.*

**Origami Therapeutics, Inc.**
**Notes to Financial Statements**
***(Unaudited)***

## 1. Description of Business and Summary of Significant Accounting Policies

### *Description of Business*

Origami Therapeutics, Inc. (the "Company") was incorporated in the State of Delaware on October 22, 2015 and is located in San Diego, California. The Company is a preclinical-stage biotechnology company that is developing novel small molecule therapeutics based on unique insights from the Company's scientific founder that target toxic proteins before they cause harm by either (1) identifying misfolded proteins for destruction or (2) correcting the misfolded proteins so they function properly. The Company's novel approach aims to prevent, reverse, or slow neurodegenerative disease by restoring brain health with an initial indication in Huntington's disease. The Company has a pipeline of other small molecules discovered on its ORICISION™ screening platform to target misfolded proteins in other neurodegenerative diseases that will be advanced in development once additional funding is secured. The Company has filed provisional patents and continues to develop additional intellectual property through ongoing research and development efforts.

### *Liquidity and Going Concern*

The Company is subject to risks common to other life science companies in the development stage including, but not limited to, uncertainty of product development and commercialization, lack of marketing and sales history, development by its competitors of new technological innovations, dependence on key personnel, market acceptance of products, product liability, protection of proprietary technology, ability to raise additional financing, and compliance with the Food and Drug Administration and other government regulations. The Company's ability to generate recurring product revenue or achieve profitability is dependent on successful commercialization of product candidates.

The Company's financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has experienced recurring losses and negative cash flows from operations since inception and has an accumulated deficit of $5.2 million and $4.3 million as of December 31, 2024 and 2023, respectively. The Company anticipates it will continue to incur net losses into the foreseeable future because of additional costs and expenses related to research and development activities. These conditions and events raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

To date, the Company has been able to fund its operations through (1) private SAFE financings, (2) notes payable with a related party, and (3) non-dilutive funding grants. As of December 31, 2024, the Company had cash of $35 thousand. In 2024, the Company raised $450 thousand in total proceeds from private SAFE financings and $586 thousand through issuance of notes payable with a related party. From January through October 2025, the Company raised $100 thousand in total proceeds from private SAFE financings and $149 thousand in notes payable with related parties, $185 thousand through lines of credit, and $500 thousand through a government grant (see Note 10).

The future viability of the Company is largely dependent upon its ability to raise additional capital to finance its operations. Management expects that future sources of funding will include SAFE investments, sales of equity, government grants and other non-dilutive funding, or other strategic transactions. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient financing on terms acceptable to the Company to fund continuing operations, if at all. As a result, the Company has concluded that management's plans do not alleviate substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

### *Basis of Presentation*

The financial statements include the accounts of the Company and have been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP").

### *Use of Estimates*

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates include, but are not limited to, accrued

research and development expenses, fair values of SAFE investments, and accounting for income taxes. Actual results could differ from those estimates.

***Concentration of Credit Risk***

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. The Company maintains deposits in federally insured financial institutions under or at federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant risk on its cash balances due to the financial position of the depository institution in which those deposits are held.

***Cash***

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2024 and 2023, cash consists of cash deposited within banks.

***Prepaid Expenses and Other Current Assets***

Prepaid expenses and other current assets consist of service fees and other miscellaneous payments.

***Fair Value Measurements***

The Company's financial instruments consist principally of cash, other receivables, prepaid expenses and other current assets, accounts payable, accrued expenses and other current liabilities, SAFE investments, and notes payable. The Company records its financial assets and liabilities at fair value, in accordance with the framework for measuring fair value in generally accepted accounting principles. This framework establishes a fair value hierarchy that prioritizes the input used to measure fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

See Note 2 for additional information on fair value measurements.

***Property and Equipment***

Property and equipment are stated at cost less accumulated depreciation. The Company provides for depreciation of fixed assets using a straight-line method based on the estimated useful life of each class of depreciable asset, discounted when used property and equipment are acquired, as follows:

| | |
|---|---|
| Computer equipment | 3 years |
| Lab equipment | 4 - 5 years |

Maintenance and repairs are charged to expense as incurred. When assets are retired or disposed of, the cost together with related accumulated depreciation is removed from the Company's accounts and the resulting gain or loss is reflected in the Company's statements of operations.

***Other Assets***

Other assets consist of refundable deposits for facility space and long-term prepayments of finance leases for lab equipment purchases.

***Accrued Research and Development Expenses***

The Company records accruals for estimated costs of research and preclinical development, which are significant components of research and development expenses, within accrued expenses and other current liabilities in the accompanying balance sheets. A substantial portion of the Company's ongoing research and development activities is conducted by third-party service providers. The Company accrues the costs incurred under agreements with these third parties based on estimates of actual work completed in accordance with the respective agreements. The Company determines the estimated costs through discussions with internal personnel and external service providers as to the progress, stage of completion or actual timeline (start-date and end-date) of the services and the agreed-upon fees to be paid for such services. Payments made to third parties under these arrangements in advance of the performance of the related services by the third parties are recorded as prepaid expenses until the services are rendered. For the years ended December 31, 2024 and 2023, the Company has not experienced any material differences between accrued costs and actual costs incurred.

If the actual timing of the performance of services or the level of effort varies from the estimate, the Company adjusts accrued expenses or prepaid expenses accordingly, which impact research and development expenses. Although the Company does not expect its estimates to be materially different from amounts actually incurred, its understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period.

***Lease***

The Company adopted ASC Topic 842, Leases ("ASC Topic 842") on January 1, 2022, (see "Recently Issued Accounting Pronouncements—Adopted"). Under ASC Topic 842, the Company determines if an arrangement is a lease at inception.

Operating leases with a term of 12 months or more are recognized as operating lease right-of-use ("ROU") assets and lease liabilities are recognized as operating lease liabilities in the Company's consolidated balance sheets.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized based on the present value of lease payments over the lease term at the commencement date of the lease. ROU assets also include any initial direct costs incurred and any lease payments made at or before the lease commencement date, less any lease incentive received. The Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

***SAFE Investments***

The Company issued SAFE investments to investors from 2016 through 2024. The SAFE investments provide the investors the right to certain shares of the Company's capital stock upon an equity financing. The Company determined that the SAFE investments are not a legal form debt (i.e., no creditors' rights). The SAFE investments include a provision allowing for the investors to receive a portion of the proceeds upon a change of control equal to the greater of their investment amount or the amount payable based upon a number of shares of common stock equal to the investment amount divided by the liquidity price, the occurrence of which is outside the control of the Company. This provision requires the SAFE investments to be classified as marked-to-market liabilities pursuant to ASC 480.

The SAFE investments were initially recorded at fair value upon the date of issuance and were subsequently remeasured to fair value at each reporting date, recorded as a long-term liability in the balance sheets. Changes in the fair value of the SAFE investment obligation were recognized as a component of other income in the statements of operations. Changes in

the fair value of the SAFE investment obligation will be recognized until the SAFE investment obligations are fulfilled or otherwise extinguished in the future. See Notes 2 and 5 for more information.

***Research and Development Expenses***

Research and development expenses include related salaries, benefits, costs to third-party contractors to perform research, drug development materials, and associated overhead expenses and facilities costs. Research and development costs, including costs to develop and maintain intellectual property are expensed as incurred.

***Stock-Based Compensation***

Stock-based compensation expense related to awards to employees and consultants is measured at the grant date based on the fair value of the award. The fair value of the award that is ultimately expected to vest is recognized as expense on a straight-line basis over the requisite service period, which is generally the vesting period. Forfeitures of awards are recognized as a component of compensation cost as they occur.

See Note 7 for more information on assumptions used in estimated stock-based compensation expense.

***Grant Income***

Grant income includes government grants, not considered customers under Accounting Standards Codification ("ASC") Topic 606, in the same period in which specified expenses are incurred. In 2023, the Company received a government grant from the National Institute of Health National Institute of Neurological Disorders and Stroke that provided funding for select preclinical research and development activities for a maximum of $610 thousand over a two-year period. For the years ended December 31, 2024 and 2023, grant income was recorded as other income in the statements of operations. The Company records other receivables when specified expenses have been incurred prior to receipt of funds. Proceeds received from government grants in advance of work being performed, if any, are recorded as deferred revenue until earned. The other receivables related to government grants was $0 and $43 thousand recorded in the balance sheets as of December 31, 2024 and 2023, respectively.

***Income Taxes***

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company recognizes net deferred tax assets to the extent that the Company believes these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If management determines that the Company would be able to realize its deferred tax assets in the future in excess of their net recorded amount, management would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2024. Net operating losses will be carried forward to reduce taxable income in future years. The Company is subject to franchise and income tax filing requirements in the States of Delaware and California. See Note 8 for additional information on income taxes.

***Recently Issued Accounting Pronouncements***

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income (Topic 220): Disaggregation of Income Statement Expenses. This ASU requires enhanced disaggregation of certain expense categories in the notes to the financial statements. The standard is effective for nonpublic entities for annual reporting periods beginning after December 15, 2027, and interim reporting periods beginning after December 15, 2028. Early adoption is permitted, and the standard may be applied on either a prospective or retrospective basis. The Company is currently evaluating the impact of this standard on its financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation and modifies other income tax related disclosures. For nonpublic business entities, ASU 2023-09 is effective for annual periods beginning after December 15, 2025 and may be applied on a prospective basis. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance on its financial statements.

## 2. Fair Value Measurements

The following table provides a reconciliation of the level 3 SAFE investment obligations held during the periods presented (in thousands):

| | | |
|---|---|---|
| Balance at December 31, 2022 | $ | 3,271 |
| Additional SAFE investments | | 160 |
| Change in fair value | | (343) |
| Balance at December 31, 2023 | $ | 3,088 |
| Additional SAFE investments | | 450 |
| Change in fair value | | (354) |
| Balance at December 31, 2024 | $ | 3,184 |

The fair value of the SAFE investment obligations was determined based on significant inputs not observable in the market, which represented a Level 3 measurement within the fair value hierarchy and respective change in fair value of these SAFE investments were determined using the probability weighted value for each scenario, including qualified financing event, default, and change of control, for the period indicated. The Company determined that this valuation represented the fair value of the SAFE investment obligation at the issuance date. The change in fair value is recognized as a gain or loss in the consolidated statements of operations.

## 3. Balance Sheet Components

***Prepaid Expenses and Other Current Assets***

Prepaid expenses and other current assets consist of the following (in thousands):

| | December 31, | | | |
|---|---|---|---|---|
| | 2024 | | 2023 | |
| Prepaid insurance expenses | $ | 5 | $ | 4 |
| Other prepaid expenses and other current assets | | 22 | | 6 |
| Prepaid expenses and other current assets | $ | 27 | $ | 10 |

***Property and Equipment, net***

Property and equipment, net consist of the following (in thousands):

| | December 31, | |
|---|---|---|
| | 2024 | 2023 |
| Lab equipment | $ 327 | $ 247 |
| Computer equipment | 7 | 7 |
| Property and equipment, gross | 334 | 254 |
| Less: accumulated depreciation | (195) | (133) |
| Property and equipment, net | $ 139 | $ 121 |

Total depreciation expense for the years ended December 31, 2024 and 2023 was $62 thousand and $53 thousand, respectively.

***Accrued Expenses and Other Current Liabilities***

Accrued expenses and other current liabilities consist of the following (in thousands):

| | December 31, | |
|---|---|---|
| | 2024 | 2023 |
| Accrued research and development | $ 1 | $ 10 |
| Accrued compensation | 12 | 81 |
| Other accrued expenses | 1 | 9 |
| Total accrued expenses and other current liabilities | $ 14 | $ 100 |

***Accrued Expenses – Related Parties***

Accrued expenses – related parties consist of the following (in thousands):

| | December 31, | |
|---|---|---|
| | 2024 | 2023 |
| Accrued compensation | $ 355 | $ 311 |
| Accrued consulting fees | 141 | 80 |
| Total accrued expenses – related parties | $ 496 | $ 391 |

See Note 9 for further information on the Accrued Expenses – Related Parties.

***Finance Lease Liability***

In 2021 and June 2024, the Company entered into finance leases to purchase select pieces of lab equipment to allow the Company to make monthly payments over a 5-year period. The leases are guaranteed by a related party. At the end of the finance leases, the Company owns the lab equipment. In 2021, the Company purchase two pieces of lab equipment totaling

$235 thousand. In June 2024, the Company purchased a piece of lab equipment for $80 thousand. The interest rates for the finance leases range from 5.5% – 6.9%. For the years ended December 31, 2024 and 2023, the Company recorded interest expense of $9 thousand and $9 thousand, respectively, on the statement of operations. See Note 9 for further information on the Finance Lease Liabilities.

***Notes Payable – Related Party***

From April 2023 through December 2024, the Company entered into numerous Promissory Note agreements with the Company's director, officer and common stock shareholder, which was unsecured in 2024 totaling $586 thousand with interest rates ranging from 4.3% – 5.12% and in 2023, $824 thousand with interest rates ranging from 4.3% – 5.3% interest per annum. The Promissory Notes have a maturity date between 18 – 30 months from the issuance date. For the years ended December 31, 2024 and 2023, the Company recorded interest expense of $65 thousand and $15 thousand, respectively, on the statement of operations. From January 2025 through October 2025, the Company entered into additional Promissory Note agreements with the Company's director, officer and common stock shareholder, which were unsecured totaling $149 thousand with interest rates ranging from 3.81% – 4.3% with a maturity date 18 months from the issuance date. See Notes 9 and 10 for further information on the Notes Payable – Related Party.

## 4. Commitments and Contingencies

**Operating Leases**

The Company's administrative offices and research facilities are located in San Diego, California. In November 2022, as amended August 2023, the Company entered into a License and Service Agreement for office and research space at BioLabs San Diego "BioLabs facility lease" commencing November 2022 on a month-to-month basis until a 30-day written notice is provided by either party to terminate the BioLabs facility lease. Under the terms of the BioLabs facility lease, the monthly lease payment is made up of fees for membership access, lab benches, and desk space, which can fluctuate on a monthly basis. During 2023 and 2024, the monthly rent fluctuated between $14 thousand to $18 thousand per month under the BioLabs facility lease. Under ASC Topic 842, the Company considered the lease agreement to be less than 12 months; therefore, the Company was not required to recognize ROU assets and lease liabilities on the balance sheets.

Rent expense was $184 thousand and $170 thousand for the years ended December 31, 2024 and 2023, respectively, on the statements of operations.

**Other Commitments and Contractual Obligations**

The Company contracts with third parties, including individual consultants, to perform research and development and administrative services on its behalf. The costs represent payments based on the number of full-time equivalent contract employees provided over the agreed-upon time period, hourly rates or retainers for individual consultants and advisors, or payment for project deliverables such as manufacturing, in vivo and in vitro studies on a fixed fee basis. These agreements typically allow either party to terminate the agreement with 30 to 90 days' notice, typically 30 days in the case of the consulting agreements.

In 2025, the Company entered into indemnification agreements with each director, which would indemnify them in the event of certain legal proceedings (see Note 10).

**Collaboration Agreements**

From time to time, the Company enters into collaboration agreements with various vendors to perform research and development activities. The costs represent milestone payments based on agreed-upon fixed fee schedule. These agreements typically allow either party to terminate the agreement with 30 to 90 days' notice.

**Legal Matters**

The Company is subject to potential liabilities under various claims and legal actions that are pending or may be asserted. These matters arise in the ordinary course and conduct of the business. The Company intends to continue to defend itself vigorously in such matters. The Company regularly assesses contingencies to determine the degree of probability and range of possible loss for potential accrual in its financial statements. An estimated loss contingency is accrued in its financial statements if it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Based on the Company's assessment, it currently does not have any amount accrued as it is not a defendant in any claims or legal actions.

## 5. SAFE Investments

The Company has issued SAFE investments to investors. As of December 31, 2024, the Company issued SAFE investments to investors in exchange for aggregate proceeds of $4.7 million. The SAFE investments allow the investors to participate in future equity financings through a share-settled redemption of the amount invested at a discounted price to the price paid by other investors. That is, upon a future equity financing involving preferred shares, SAFE investments settle into a number of preferred shares equal to the invested amount of the SAFE investment divided by a discounted price to the price investors pay to purchase preferred shares in the financing (with such discounted price calculated as a percentage of the price investors pay to purchase preferred shares in the financing or by reference to a valuation cap). Alternatively, upon the occurrence of a change of control or an initial public offering (other than a qualified financing), the investors shall have the option to receive either (i) cash payment equal to the invested amount under such SAFE investment, or (ii) a number of shares of common stock equal to the invested amount divided by the liquidity price set forth in the applicable SAFE investments.

The Company determined that the SAFE investments are not a legal form debt (i.e., no creditors' rights). The SAFE investments include a provision allowing for cash redemption upon the occurrence of a change of control, the occurrence of which is outside the control of the Company. The provision requires the SAFE investment to be classified as marked-to-market liabilities pursuant to ASC 480. See Note 2 for further discussion of the fair value of the SAFE investments.

There were no SAFE investments converted into shares of the Company's preferred stock during the years ended December 31, 2024 and 2023. SAFE investments with a principal amount totaling $4.7 million and $4.2 million remained outstanding as of December 31, 2024 and December 31, 2023, respectively.

***Conversion or Cash-out Events***

In the event of an equity financing in which the Company issues and sells preferred stock for the purpose of raising capital, the SAFE investments will convert into a series of preferred stock of the Company. In the event of a sale of the Company or upon closing of the Business Combination, the SAFE investments will convert into common shares. The number of shares of preferred stock will be determined by the issuance price of the SAFE investments and the applicable discount on the conversion shares, or valuation cap. There was a 20% - 30% discount associated with the SAFE investments issued from 2016 – 2024, a valuation cap on some SAFE investments of $12 million, and most favored nations provisions included on select SAFE investments.

In the event of a liquidity event (i.e., a change of control or initial public offering ("IPO"), SAFE investment holders will be treated as follows: (i) if in connection with an IPO, the price per share equal to the base value divided by the liquidity capitalization, and multiplied by the discount rate, or (ii) in all other cases, the SAFE investment holders will receive the lesser of (x) the price per share equal to the fair market value of the Common Stock at the time of the liquidity event, as determined by reference to the purchase price payable in connection with such liquidity event, multiplied by the discount rate or (y) the post-money valuation cap divided by the liquidity capitalization.

***Preference Upon Dissolution***

Should the Company dissolve or wind-up operations prior to a conversion or cash-out event, SAFE investment holders will be treated like a holder of Common Stock or Preferred Stock, if issued.

## 6. Common Stock

The Company's Certificate of Incorporation authorizes the Company to issue up to 5,000,000 shares of common stock. Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the priority rights of holders of all series of preferred stock outstanding. No dividends have been declared as of December 31, 2024. There were 4,430,757 and 4,431,495 shares of the Company's common stock outstanding as of December 31, 2024 and December 31, 2023, respectively.

The company has reserved shares of common stock as follows:

| | December 31, 2024 | December 31, 2023 |
|---|---|---|
| Shares and options issued and outstanding | 4,430,757 | 4,431,495 |
| Shares available for future grants | 73,243 | 72,505 |
| Shares unissued | 496,000 | 496,000 |
| Total | 5,000,000 | 5,000,000 |

## 7. Equity Incentive Plan

In 2015, the Company's Sole Director approved the adoption of the 2015 Stock Plan (the "2015 Plan") for the purpose of providing incentive and non-statutory stock options or restricted stock to employees, directors, and consultants of the Company. Options granted under the Plan generally become exercisable at any time following the date of grant, generally vest over a 4-year term as long as the individuals are providing services to the Company and expire 10 years from the date of grant. When certain options are early-exercised and are subject to a repurchase right, the Company may buy back any unvested shares at their original exercise price in the event of a recipient's termination of service prior to full vesting.

All equity awards have been granted as restricted stock to date. No stock options have been granted. As of December 31, 2024, the Company had 73,243 shares of common stock available for issuance under the 2015 Plan. In May 2025, the Company's Sole Director approved an increase of an additional 496,000 shares of common stock available for issuance under the 2015 Plan (see Note 10).

### Restricted Stock Awards

From 2015 to 2024, the Company granted restricted stock awards ("RSAs") to various advisors, consultants, and employees outside of and under the Plan. Restricted stock awards are grants that entitle the holder to acquire shares of the Company's common stock at a fixed price, which is typically nominal. The Company records restricted stock awards as issued and outstanding shares of common stock at the date of grant. The shares covered by a restricted stock award cannot be sold, pledged, or otherwise disposed of until the award vests and any unvested shares may be re-acquired by the Company for the lower of (1) original purchase price or (2) fair market value at the time of repurchase, if applicable, following the awardee's termination of service. A majority of the restricted stock awards granted were for cash paid with the remainder in exchange of intellectual property contributed to the Company.

The following table summarizes the number and weighted average grant date fair value of the Company's restricted stock:

| | Number of Shares | Weighted Average Remaining Grant Date Fair Value per Share |
|---|---|---|
| Balance at January 1, 2023 | 38,062 | $ 0.001 |
| Granted | 3,000 | 0.001 |
| Vested | (19,514) | 0.001 |
| Balance at December 31, 2023 | 21,548 | 0.001 |
| Forfeited | (738) | 0.001 |
| Vested | (16,260) | 0.001 |
| Balance at December 31, 2024 | 4,550 | $ 0.001 |

The total grant-date fair value of restricted stock awards vested for the years ended December 31, 2024 and 2023 was $0 and $3, respectively. As of December 31, 2024, total unrecognized compensation cost related to unvested shares was $1.50, which is expected to be recognized over a weighted-average period of approximately two years.

In May 2025, additional restricted stock awards were granted to employees, an employee and director and an advisor (see Note 10).

## 8. Income Taxes

The Company is subject to taxation in the United States and California. The Company's tax years for 2015 and forward are subject to examination due to the carryforward of unutilized net operating losses and research and development credits. The Company is not currently under examination by any tax authority. The Company's pre-tax earnings (loss) from continuing operations for the years ended December 31, 2024 and 2023 were generated by operations as follows (in thousands):

| | December 31, 2024 | December 31, 2023 |
|---|---|---|
| Loss before income taxes – United States | $ (877) | $ (1,124) |

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Generally, the ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based on historical performance and future expectations, management has determined that a valuation allowance is needed in respect to its ending deferred tax assets. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it.

The Company has not completed a Section 382 study to assess whether an ownership change has occurred or whether there have been multiple ownership changes since the Company's formation. Pursuant to Internal Revenue Code Sections 382 and 383, annual use of the Company's net operating loss and research and development tax credit carryforwards may be limited in the event a cumulative change in ownership of more than 50% occurs within a three-year period. If eliminated, the related asset would be removed from the deferred tax asset schedule with a corresponding reduction in the valuation allowance. Due to the existence of the valuation allowance, limitations created by future ownership changes, if any, will not impact the Company's effective tax rate.

The Company recognizes a tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits, and uncertain income tax positions must meet a more likely than not recognition threshold to be recognized. The Company

recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line in the statements of operations and comprehensive loss. As of December 31, 2024 and 2023, the Company accrued no interest and penalties.

## 9. Related Party Transactions

In October 2015, the Company entered into an Employment Agreement with the Company's President and Chief Executive Officer ("CEO"), Sole Director, and common stock shareholder, however the Company did not start paying the President and CEO until January 1, 2020. The Company has not paid the President and CEO the minimum exempt salary required in the State of California ("CA minimum state salary") since inception and therefore the Company has accrued a liability for the cumulative difference between the CA minimum exempt salary and the actual salary paid each year. For the years ended December 31, 2024 and 2023, the Company recorded CA minimum exempt salary and estimated payroll taxes of $44 thousand and $40 thousand in the statements of operations, respectively. As of December 31, 2024 and 2023, the Company recorded $355 thousand and $311 thousand for consulting in accrued expenses – related parties in the balance sheets, respectively.

The President and CEO is a personal guarantor on all of the Company's loan agreements entered into in 2021 and 2024 to purchase lab equipment. See Note 3 for further information on Finance Lease Liabilities.

From April 2023 through October 2025, the Company entered into numerous Promissory Note agreements with the Company's President and CEO, which were unsecured with maturity dates between 18 – 30 months from the issuance date. The Promissory Note agreements are subordinated debt to indebtedness that is (1) secured by any assets of the Company, (2) with banks or commercial finance or other lending institutions regularly engaged in the business of lending money (including venture capital, investment banking or similar institutions and their affiliates which sometimes engage in lending activities but which are primarily engaged in investment in equity securities), whether or not secured, and (3) any indebtedness issued in exchange for such senior indebtedness. See Notes 3 and 10 for further information on Notes Payable – Related Party.

In January 2016, the Company entered into a Consulting Agreement with the Company's Chief Financial Officer and common stock shareholder to perform consulting services for the Company on an agreed-upon hourly rate. Beginning in July 2022, the Company and Consultant agreed to defer payment of any consulting services performed until a future financing was completed. For the years ended December 31, 2024 and 2023, the Company recorded consulting-related expenses of $62 thousand and $49 thousand in the statements of operations, respectively. As of December 31, 2024 and 2023, the Company recorded $141 thousand and $80 thousand for consulting in accrued expenses – related parties in the balance sheets, respectively.

## 10. Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through October 31, 2025 and determined that there are no items to disclose other than those included below.

From January through October 2025, the Company raised $100 thousand in total proceeds from private SAFE financings and $149 thousand in notes payable with repayment terms of 18 months with related parties.

From January through October 2025, the Company entered into lines of credit totaling $185 thousand to fund operations with repayment terms between 9 – 24 months.

In May 2025, the Company's Sole Director approved an increase of an additional 496,000 shares of common stock available for issuance under the 2015 Plan and additional restricted stock awards were subsequently granted to employees, an employee and director, and an advisor.

In May 2025, the Company expanded the Board of Directors and entered into indemnification agreements with each director, which would indemnify them in the event of certain legal proceedings.

In August 2025, the Company received a government grant from the National Institute of Health National Institute of Neurological Disorders and Stroke that provided funding for select preclinical research and development activities for a maximum of $500 thousand over a ten-month period.